Securities and Exchange Commission, Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Jerash Holdings (US), Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

47632P 101
(CUSIP Number)

Gilbert K. Lee

Chief Financial Officer

Jerash Holdings (US), Inc.

277 Fairfield Road, Suite 338

Fairfield, New Jersey 07004

(214) 906-0065

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 4, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47632P 101

(1)	Name of Reporting Persons: Choi Lin Hung
S.S. or I.R.S. Identification Nos. of above persons: N/A

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power: 4,031,913*

	(8)	Shared Voting Power: 0

	(9)	Sole Dispositive Power: 4,031,913*

	(10)	Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:
4,031,913*

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions). ☐

(13)	Percent of Class Represented by Amount in Row (11):
31.8%**

(14)	Type of Reporting Person (See Instructions): IN

*	Includes 3,695,875 shares of the Issuer’s common stock held of record by Merlotte Enterprise Limited, of which Mr. Choi is the sole member, and 336,038 shares of common stock issuable to Mr. Choi upon the exercise of stock options granted to Mr. Choi on April 9, 2018, which are immediately exercisable.

**	Percentage calculated based on 12,334,318 ordinary shares of the Issuer outstanding as of December 10, 2021. Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, the denominator of this percentage is the sum of the 12,334,318 outstanding shares of common stock plus the 336,038 shares of common stock issuable to Mr. Choi upon the exercise of stock options described above.

Explanatory Note

This Amendment No. 1 (this “Amendment”) relates to the statement on Schedule 13D (the “Schedule 13D”) filed on May 11, 2018 by Mr. Choi Lin Hung (the “Reporting Person”), with respect to the shares of common stock, par value $0.001 per share, of Jerash Holdings (US), Inc. (the “Issuer”). Except as disclosed in and expressly amended by this Amendment, all information set forth in the Schedule 13D is hereby unaffected. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

This Amendment is being filed to report a decrease in the Reporting Person’s beneficial ownership percentage due to the sale of shares of the Issuer’s common stock by the Reporting Person.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in as follows:

This Amendment is being filed with respect to the shares of common stock of the Issuer. The address of the principal executive offices of the Issuer is 277 Fairfield Road, Suite 338, Fairfield, New Jersey 07004.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)	This Amendment is being filed by Mr. Choi Lin Hung.

(b)	The address for the Reporting Person is Unit A, 19/F, Ford Glory Plaza, 37 – 39 Wing Hong Street, Cheung Sha Wan, Kowloon, Hong Kong.

(c)	The Reporting Person’s principal occupation is acting as Chairman, Chief Executive Officer, and President of the Issuer, which, through its wholly owned subsidiaries, is principally engaged in the manufacturing and exporting of customized, ready-made sportwear and outerwear from knitted fabric and personal protective equipment produced in its facilities in Jordan.

(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United Kingdom.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Merlotte Enterprise Limited (“Merlotte”), of which the Reporting Person is the sole member, acquired its shares of the Issuer pursuant to the share exchange and merger that created the Issuer. First, on May 11, 2017, the shareholders of Global Trend Investments Limited, a limited company incorporated in the British Virgin Islands (“Global Trend”), contributed 100% of the outstanding capital stock of Global Trend to the Issuer in exchange for an aggregate of 8,787,500 shares of the Issuer’s common stock, with Global Trend becoming the wholly-owned subsidiary of the Issuer. Second, Global Trend merged with and into the Issuer, with the Issuer being the surviving entity, as a result of which the Issuer became the direct parent of Global Trend’s wholly-owned operating subsidiaries, Jerash Garments and Fashions Manufacturing Company Limited, including its wholly owned subsidiaries, and Treasure Success International Limited. Merlotte has an interest in certain of the Issuer’s subsidiaries.

On September 29, 2021, Merlotte and the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with D.A. Davidson & Co. and Lake Street Capital Markets, LLC as representatives of the several underwriters named in Schedule I thereto. On October 4, 2021 and October 12, 2021, Merlotte sold an aggregate of 610,000 shares of the Issuer’s common stock at a public offering price of $7.00 per share pursuant to the Underwriting Agreement.

Through the Reporting Person’s interest in Merlotte, the Reporting Person may be deemed to be the beneficial owner of 3,695,875 shares of the Issuer’s common stock.

On April 9, 2018, the board of directors of the Issuer approved a grant of stock options to the Reporting Person pursuant to the Jerash Holdings (US), Inc. 2018 Stock Incentive Plan. Pursuant to this grant, the Reporting Person is entitled to immediately purchase 336,038 shares of the Issuer’s common stock at an exercise price of $7.00. The stock options expire on April 9, 2023.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)-(b)	The Reporting Person has sole voting and dispositive power over the shares listed in Item 11 and owns the percentage indicated in Item 13 on the cover page of this Amendment.

(c)	Other than as described herein, the Reporting Person has not effected any transactions in the Issuer’s common stock during the 60 days preceding the date of this Amendment.

(d)	Except as otherwise described herein, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the common stock described in this Item 5.

(e)	Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

I*	Underwriting Agreement, dated September 29, 2021, by and among Jerash Holdings (US), Inc., Merlotte Enterprise Limited, D.A. Davidson & Co. and Lake Street Capital Markets, LLC

*	Filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K with the Securities and Exchange Commission on October 4, 2021 and incorporated herein by reference

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2021

/s/ Choi Lin Hung
Choi Lin Hung

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